Mail stop 03-05

      June 1, 2005

Via Fax & U.S. Mail

Mr. James B. Druck
Chief Executive Officer
Southwest Casino Corporation
2001 Killebrew Drive, Suite 350
Minneapolis, MN 55425

Re:	Southwest Casino Corporation (the "Company")
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
	File No. 000-50572

Dear Mr. Druck:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 - Summary of Significant Accounting Policies, page F-7 Principles of Consolidation, page F-7
1. We note your 50% interest in North Metro Harness Initiative,
LLC
("NMHI"). It is not apparent from your disclosures what control relationship exists such that NMHI should be consolidated in the financial statements of the Company. In this regard, we note that
you share 50/50 ownership of NMHI with MTR - Harness, Inc.   The
usual condition for a controlling financial interest is the ownership of a majority voting interest. For guidance, refer to FAS 94.

In addition, please tell us how you have evaluated NMHI as a variable interest entity under consolidation criteria specified in FIN 46.

Property and Equipment, page F-9
2. We note the balance of $1.2 million in construction in progress at
December 31, 2004. It is not apparent from your disclosure what project these construction costs are associated with. Please clarify for us what project the costs are associated with and tell us the time frame in which you expect construction to be completed.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Note 14:  Segment Information
3. Please provide us an analysis of the components of segment assets for your casino development segment and discuss these components in future filings.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Northan at 202-551-3311 or Michael
Fay
at 202-551-3812 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Michael Fay
Branch Chief Accountant


cc:  	Thomas E. Fox, CFO
	(952) 853-9991

??

??

??

??

James B. Druck
Southwest Casino Corporation
June 1, 2005
Page 1